April 2, 2008

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention:  David L. Orlic; Evan S. Jacobson

Re:	Secure Alliance Holdings Corporation Preliminary Proxy Statement on Schedule 14A Filed March 4, 2008 File No. 0-17288

Dear Mr. Orlic:

We acknowledge receipt of the letter of comment dated March 14, 2008 from the Division of Corporation Finance (the “Comment Letter”) with regard to the above-referenced matters.  We have reviewed the Comment Letter with Secure Alliance Holdings Corporation (“Secure Alliance” or the “Company”) and provide the following supplemental response on its behalf.  Unless otherwise indicated, the page references below are to the marked version of the enclosed paper copy of the Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed on the date hereof.  Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement.

April 2, 2008

Proxy Statement

General

1.
Please address, in the question and answer section or in the summary, the effects, if any, on the company in the event that shareholders do not approve the merger.  Please add appropriately detailed disclosure under Proposal 1.

The requested change has been made to the Proxy Statement.  See pages 8, 42 and 100.

2.
We note your disclosure that in the event the merger is not completed, none of the other proposals will be implemented.  Please discuss the impact on the merger in the event your shareholders approve the merger, but do not approve one or more of the other proposals.  To the extent any of the proposals are cross-conditioned with any other proposal, for example the reverse stock split and the capitalization proposal, please provide appropriate disclosure in the summary section and under each proposal, as appropriate.

The requested change has been made to the Proxy Statement.  See pages 11, 102, 103, 105 and 110.

3.	You have not included the information required by Item 14(b)(8) - (11) of Schedule 14A. Please add this information, or tell us why you believe it is not required.

The requested change has been made to the Proxy Statement.  See pages 77 - 82.  We believe our disclosure on pages 83 - 88 complies with Item 14(b)(11) of Schedule 14A.

4.
Throughout the proxy statement, you state that, in connection with and prior to the merger, you intend to either distribute stock of a newly-formed subsidiary to your stockholders or distribute a cash dividend to your stockholders.  You appear to be making this statement in order to induce your stockholders to vote in favor of the proposed transaction.  Please tell us your analysis as to whether this statement constitutes an unregistered offering of securities to your shareholders.  If so, please describe your analysis as to the applicable exemption from registration.

Secure Alliance has amended the Merger Agreement to provide for a cash dividend prior to the consummation of the Merger, instead of distributing stock of a newly-formed subsidiary.  The Proxy Statement has been revised accordingly.  See pages 7, 26 and 99-100.

5.
Please tell us the section of the Securities Act or the rule of the Commission under which you are claiming an exemption for the offer and issuance of your securities to the holders of the Sequoia membership interests.

The issuance of Secure Alliance Common Stock to the holders of Sequoia membership interests in the Merger is exempt from registration pursuant to Rule 506 of Regulation D under the Securities Act.  Under Rule 506 of Regulation D, Secure Alliance may sell its securities to an unlimited number of “accredited investors” and up to 35 other purchasers.  There are fewer than 35 non-accredited investors of Sequoia.

April 2, 2008

6.
You are offering to your stockholders the option of submitting a proxy via the internet.  Accordingly, your proxy statement should include a description of the internet voting procedures and a statement regarding the validity under Delaware law of proxies granted pursuant to this mechanism of electronic transmission.  Please provide similar disclosure in your proxy card.

The requested change has been made to the Proxy Statement.  See pages 5 and 20.

Questions And Answers About the Merger, page 3

What will I receive in the merger? page 4

7.
Please revise to discuss what factors will be taken into account in determining whether to issue a dividend or effect a distribution.  To the extent possible, discuss the range of consideration that shareholders may expect to receive either as a distribution of common stock or cash dividend.  Discuss in specific detail the securities and notes you contemplate transferring to the newly-formed company.  In light of the contemplated distribution or dividend, clarify your statement that “stockholders will not receive any consideration as a result of the merger.”

Secure Alliance has amended the Merger Agreement to provide for a cash dividend prior to the consummation of the Merger, instead of distributing stock of a newly-formed subsidiary.  The Proxy Statement has been revised accordingly.  See pages 7, 15, 26 and 99 - 100.

Summary, page 8

General

8.
Please revise your preliminary proxy statement to prominently discuss the economic terms of the transaction including the total value of the transaction, the merger consideration, the dilutive effect on the ownership of current shareholders, what shareholders will receive if the merger is approved and any other economic effects of the transaction.

The requested change has been made to the Proxy Statement.  See pages 7, 8 and 42.

9.
The summary term sheet should discuss the most material terms of the merger transaction and provide shareholders with sufficient information to understand the essential features and significance of the transaction.  In this regard, the subsection titled “Reasons for the Merger” on page 9 does not convey to readers the reasons for entering into the Merger Agreement.  It merely includes line items, such as financial condition, strategic alternatives, fairness opinion, etc., without indicating how these factors supported the decision to pursue the merger.  Please review this and other subsections and revise as necessary to ensure that each subsection summarizes the material information disclosed in the proxy statement.

The requested change has been made to the Proxy Statement.  See pages 8 and 4 -13, generally.

April 2, 2008

10.
Please revise the proxy statement so that the summary term sheet begins on the first or second page of the disclosure document. See Item 14(b)(1) of Schedule 14A and Instruction 2 to Item 1001 of Regulation M-A.

The requested change has been made to the Proxy Statement.  See page 4.

Effects of the Merger, page 9

11.
Please revise this section to disclose the effect of the merger from the viewpoint of your shareholders.  In this regard, it would appear to be appropriate to indicate, as you do in the risk factor section on page 22, that the merger will substantially dilute the ownership interest of your common stockholders and that immediately following the merger your shareholders will own approximately 20% of your common stock on a non-diluted basis.  See Item 1001 of Regulation M-A.  Please revise elsewhere as appropriate.

The requested change has been made to the Proxy Statement.  See pages 7, 8 and 42.

Loan Agreement with Sequoia, page 12

12.
Please expand your discussion to address the reasons for extending Sequoia a secured line of credit and discuss what impact, if any, a vote against the merger would have regarding the line of credit.  Please ensure that the disclosure in the section titled “Loan Agreement with Sequoia” on page 38 of your proxy statement provides a more detailed discussion of the circumstances surrounding the loan.

The requested change has been made to the Proxy Statement.  See pages 9 - 10  and 52.

The Transactions, page 17

Background of the Merger, page 17

13.
Please expand this section to provide more detailed disclosure regarding the merger negotiations.  Your additional disclosure should include, but need not be limited to, how you were introduced to representatives from Sequoia in the first half of calendar year 2007, the terms of proposals and counterproposals, and the impact of the negotiations on the terms of the transaction.  See Item 1005(b) of Regulation M-A.

The requested change has been made to the Proxy Statement.  See pages 22 - 26.

April 2, 2008

14.
It is unclear from your disclosure in this section and elsewhere in your proxy statement if and when you amended the Merger Agreement to provide for a 2-to-1 reverse stock split (instead of a 3-to-1 reverse stock split), and to change the amount of the proposed merger consideration.  If you have amended the Merger Agreement, please disclose the date of amendment and append the amendment to your proxy statement.  Please discuss the reasons why you have changed or have contemplated changing the ratio of the reverse stock split and the amount of the proposed merger consideration.  Please ensure that your disclosure regarding the reverse stock split and the amount of the proposed merger consideration is consistent throughout your proxy statement.

The requested change has been made to the Proxy Statement.  See pages 7, 26, 29, 99 - 100 and Annex A.

Reasons for the Merger, page 19

15.
On page 21 of this section you state that your board of directors “determined that the potential benefits of the Merger outweighed [the] potential risks.”  Please include a discussion of what your board of directors determined were the potential benefits of the Merger.  See Item 1004(a)(2) of Regulation M-A.

The requested change has been made to the Proxy Statement.  See pages 26-28.

Effects of the Merger, page 35

16.
We note that this section does not provide any more detail or analysis about the effects of the merger than the corresponding section on page 9 of your Summary.  Please expand this section to provide a more in-depth discussion and analysis of the effects of the merger that are material to your shareholders.

The requested change has been made to the Proxy Statement.  See page 42.

Opinion of Ladenburg, page 35

17.
Please revise the disclosure to discuss the substantive analyses performed by Ladenburg Thalmann Co. Inc.  The disclosure does not presently describe the findings or the bases for and methods of arriving at such findings nor does it describe any limitations imposed by the company on the scope of the review by Ladenburg in rendering its opinion.  These matters should be described in the proxy statement. See Item 14(b)(6) of Schedule 14A and Item 1015(b)(6) of Regulation M-A.

The requested change has been made to the Proxy Statement.  See pages 42-52.

18.
Please disclose whether the amendments to the Merger Agreement, i.e., the reverse stock split ratio, merger consideration and the potential cash dividend, were or will be reviewed by Ladenburg in connection with the rendering of the fairness opinion.  If not, discuss whether you believe any of the amendments would have a material impact with regard to the opinion had they been taken into account by Ladenburg.

April 2, 2008

The amendments to the Merger Agreement were not reviewed by Ladenburg in connection with rendering its fairness opinion.  However, the Board believes the amendments have not had a material impact on Ladenburg's opinion or analysis.  The Proxy Statement has been revised accordingly.  See pages 9, 29 and 42.

19.
Please disclose the amount of the fee already paid to Ladenburg in connection with delivery of its fairness opinion and disclose that no part of the fee is contingent upon completion of the transaction.

The requested change has been made to the Proxy Statement.  See page 51.

Board Composition and Management Following the Merger, page 39

20.
It appears that you have not provided all of the information required by Items 7 and 8 of Schedule 14A, despite the fact that the merger will result in a change in management.  Please explain or revise your disclosure, as appropriate.

The requested changes have been made with respect to Secure Alliance and to the extent required, Sequoia.   We believe certain of the information required in Item 8, such as Item 402 from Regulation S-K, is not required to be disclosed for Sequoia.  Regardless, we have voluntarily disclosed such information about Sequoia. See pages 53-60 and 114-118.

The Reverse-Stock-Split (Proposal 2), page 71

21.
Please disclose in a table or similar format, for both your existing and proposed capital structure, the number of shares of your common stock and preferred stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unmoved.

The requested change has been made to the Proxy Statement.  See page 102.

22.
We note your disclosure that the primary purpose of the reverse stock split is to decrease the total number of shares of common stock issued and outstanding.  Please expand your discussion to disclose your reason for decreasing the total number of shares of common stock issued and outstanding.

The requested change has been made to the Proxy Statement.  See pages 101-102.

23.	Please disclose the treatment of fractional shares, as provided in your certificate of amendment of certificate of incorporation.

The requested change has been made to the Proxy Statement.  See page 101.

24.
We call your attention to Exchange Act Rule 10(b)-17, which you should consult in connection with the process of implementing any stock split.  The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to FINRA.

April 2, 2008

We intend to comply with Exchange Act Rule 10(b)-17.

The Capitalization Proposal (Proposal 3), page 72

25.
We note your disclosure that additional share capital may be used “to undertake any future equity offerings, acquisitions or other corporate purposes.”  Please disclose any plans, proposals or arrangements you may have for the issuance of the shares that result from the increase in authorized shares contemplated by your Capitalization Proposal.  If you have no such plans, proposals or arrangements, please make a clear statement in your proxy statement to that effect.

We have no other plans, proposals or arrangements with respect to the issuance of shares that will result from the increase in authorized shares contemplated by the Capitalization Proposal.  We have revised the Proxy Statement accordingly.  See page 103.

26.
Please refer to Release No. 34-15230 and disclose the possible anti-takeover effects of the increase in authorized shares of common stock.  Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking to obtain control of the company.

The requested change has been made to the Proxy Statement.  See pages 101 and 103.

The Name Change (Proposal 4), page 71

27.
We note that you are seeking authorization to change your name to “aVinci Media Corporation” or such other name as may be selected by your board of directors.  Please explain why you believe this is consistent with Section 242 of Delaware General Corporation Law.

We have deleted “or such other name as may be selected by our Board” in order to comply with Section 242 of Delaware General Corporation Law.  The Proxy Statement has been revised accordingly.  See cover page and pages 1, 12, 14 and 105.

The 2008 Stock Incentive Plan (Proposal 5), page 74

28.
We note your disclosure that the “benefits and amounts to be derived under the 2008 Plan are not determinable.”  Please disclose whether you currently have any plans, proposals or arrangements to make grants under the 2008 Plan, if approved by your shareholders.

We currently do not have any plans, proposals or arrangements to make grants under the 2008 Plan, if approved by Secure Alliance stockholders.

*     *     *     *     *

April 2, 2008

Closing

For your convenience, under separate cover we will deliver to you three (3) marked copies of the Amendment No. 1 to the Proxy Statement.

We welcome a further discussion on any of our points addressed within this response letter.  I may be reached at (212) 451-2289.

Very truly yours,

/s/ Adam Finerman
Adam Finerman, Esq.

cc:	Stephen P. Griggs
President
Secure Alliance Holdings Corporation
5700 Northwest Central Dr., Suite 350
Houston, TX 77092